

Banco de Chile

Earnings Report 4Q20 and FY2020

Key Highlights

'Twelve months ago, we didn't imagine the consequences that Covid19 would have on the global and local economy and its impact from the social point of view. Unquestionably, capabilities of both local authorities and business leaders were challenged amid this uncertain environment that hindered decision making at any level. When looking back, I believe that Banco de Chile successfully overcame this hurdle.

Thanks to the huge commitment of our staff, the strengths we have built over the last decade and our ability to adapt to the new normal, we were able to achieve a solid bottom line of Ch$463 Bn. in 2020 and ROAE of 13.0%. Within an adverse scenario, our diversified business model certainly paid off. Actually, our Treasury business took advantage of interest rate and FX volatility by cashing in on gains from the securities portfolios over the year, while ALM also contributed to a better performance. Also, from the productivity standpoint we took decisive steps in our efficiency program by recognizing main sources of cost reduction and streamlined our core processes. These factors allowed us to mitigate the decline in customer income given by a contraction in consumer lending and lower interest rates and the spike in loan loss provisions caused by longstanding lockdowns, mobility restrictions and an uncertain outlook. The good news is that by the end of the 3Q we began to see positive signals in terms of economic activity. As a result, we achieved a net income of Ch$126 Bn. in the 4Q20, which represented a significant 43% QoQ increase. This figure is even more remarkable when taking into consideration the Ch$80 Bn. set in additional provisions this quarter in order to be well prepared for a potential deterioration in credit quality. We have become the strongest bank in terms of the allowances to NPLs ratio.

Yet, in 2020 we were also able to reach significant goals, particularly in our digital transformation strategy. The FAN account is, perhaps, the crucial milestone in 2020. Thanks to this new product we have been able to already attract ~170 thousand customers as of December 2020, which should reinforce our leadership in DDAs. Likewise, we enhanced our mobile apps and websites for individuals and companies in our aim of continuously improving the customer journey. Due to this, we have maintained high levels of service quality while reducing –significantly– the attrition rate by 30% in 2020 as compared to 2019, which is particularly important given financial portability.

It is difficult to predict how the pandemic will evolve over the next quarters. Nonetheless, market consensus signals that economic growth should significantly rebound in 2021, with positive effects on employment, credit risk and demand for loans. This should translate into a recovery in customer income while inflation is expected to be aligned with mid-term estimates'.

Eduardo Ebensperger-CEO

~170,000 FAN Cardholders	Our new FAN account, a 100% digital debit account launched in Sep20, had nearly 170,000 users as of Dec20.
+34% YoY advance in Demand Deposits Balances	In the 4Q20 we continued to lead the industry in demand deposits among privately-owned banks by holding a 20.8% market share.
Ch$320 Bn. Additional Allowances	We are the bank with the greatest amount of additional allowances, which improves our recurrent coverage ratio to 363%.

Financial Snapshot 2020

(In billions of Ch$)

Net Income



-21.9%
593
(87.6)
11.8
(115.4)
28.7
32.6
463
Customer Income
Non-customer Income
Loan Loss Prov.
Op. Expenses
Income tax & Others
2019
2020

Ratios	2020	4Q20
ROAE	13.0%	13.7%
NIM	3.5%	3.6%
LLP / Avg. Loans	1.5%	1.1%
Efficiency Ratio	45.5%	48.4%
TIER I Ratio	12.2%	12.2%

+26% QoQ
Increase in origination of Residential Mortgage Loans (~Ch$292 Bn.)

+41% QoQ
Increase in origination of Consumer Loans (~Ch$340 Bn.)

New Apps
In Oct20 we launched new versions of MiBanco and MiPago Apps with enhanced functionalities

208%
Average LCR Ratio in the 4Q20, based on a solid buffers and term mismatches management

363%
Coverage Ratio for NPLs in the 4Q20, including additional allowances

0.97% NPLs
Lowest delinquency ratio Among peers as of Dec20 (>90 days past-due)

16.0% BIS
Strongest Capital Adequacy among major local banks

#1 in AUM
Banchile Mutual Funds held a market share of 24.2% as of Dec20

US$2.6 Bn.
In FOGAPE loans granted to SMEs and Middle Market companies

Financial Snapshot 4Q20

(In billions of Ch$)

Net Income

$126



4Q20
126
3Q20
88
4Q19
147

→ Our **Net Income** totalled Ch$126 Bn. in the 4Q20, which represents a Ch$21 Bn. YoY decline. This figure was mainly influenced by an annual contraction of Ch$50 Bn. in operating revenues that was partly counterbalanced by reductions in LLPs (-Ch$16 Bn.), operating expenses (-Ch$5 Bn.) and income taxes & others (-Ch$8 Bn.). Positively, the bottom line increased 43% on a sequential basis.

Operating Revenues

$479



4Q20
479
3Q20
442
4Q19
530

→ **Operating revenues** posted a YoY reduction of 9.5% by amounting to Ch$479 Bn. in the 4Q20. This behavior was a result of an annual drop of 15.2% in customer income, highly influenced by the pandemic (lower income from loans, fees and contribution of DDAs). On the opposite, non-customer income posted a 11.5% YoY growth in the 4Q20 due to increased results from ALM.

Provisions for Loan Losses

$85



4Q20
85
3Q20
113
4Q19
101

→ During the 4Q20, our **Loan Loss Provisions** fell Ch$16 Bn., equivalent to a 16% YoY drop, mainly due to lower delinquency levels in the 4Q20 as a result of support measures to assist individuals and a slowdown in loan growth. In addition, the 4Q19 posed a high basis for comparison (social unrest). These drivers were partly offset by the establishment of Ch$80 Bn. in additional provisions in order to anticipate potential economic fluctuations caused by further deterioration in credit quality.

Operating Expenses

$232



4Q20
232
3Q20
209
4Q19
237

→ **Operating expenses** decreased 2% in the 4Q20. This was mostly given by non-recurrent expenses in the 4Q19 linked to the social turmoil and YoY decreases in outsourced services and external advisory that were partly offset by higher severance payments and sanitization costs. All in all, our efficiency ratio grew from 44.7% in the 4Q19 to 48.4% in the 4Q20, which continues to positively compare to the industry's ratio.

Total Loans

$30,937



4Q20
30,937
3Q20
31,308
4Q19
30,019

→ **Total Loans** amounted to Ch$30,937 as of Dec20, representing a 3.1% YoY increment. This performance was backed by both a YoY advance of 8.0% in commercial loans, mainly influenced by the FOGAPE program deployed during 2020 focused on SMEs and Middle Market companies, and an annual growth of 2.0% in mortgage loans. This effect surpassed the 12.7% fall in consumer loans, owing to the economic contraction and a sharp rise in unemployment originated by the pandemic, which affected the whole banking system. On a positive tone, trends seen in credit offer and demand for consumer loans in the 4Q20 triggered the first QoQ increase of 2020.

Economic Outlook



GDP Growth
(YoY)
0.3
-2.1
-0.4
-9.1
-14.5
4Q19
1Q20
2Q20
3Q20
4Q20e



CPI & Unemployment Rate
(YoY, %)
7.1
8.2
12.2
12.3
10.3
3.0
3.7
2.6
3.1
3.0
4Q19
1Q20
2Q20
3Q20
4Q20
CPI
Unemployment



Loan Growth(1,2)
(12m% change as of Dec20, in real terms)
14.4%
11.7%
9.0%
9.3%
9.0%
8.3%
7.2%
7.1%
8.3%
7.6%
6.1%
5.3%
4.3%
0.4%(3)
4.9%
0.9%
-0.3%
4Q19
1Q20
2Q20
3Q20
4Q20
-6.8%(3)
-13.0%(3)
-16.2%(3)
Total Loans
Commercial
Mortgage
Consumer

(1) Figures do not include operations of subsidiaries abroad.
(2) 12-month real growth adjusted by the effect of the consolidation of CMR and Presto credit card loans for months before Dec-18.
(3) A 2.5% YoY growth in the 4Q19, and 1.5%, 8.6% and 14.9% YoY contractions in the 1Q20, 2Q20 and 3Q20, respectively, adjusted by the effect of the acquisition of Santander Consumer Chile by Santander.

Chile's activity continues improving. Generally, the better dynamism was fueled by the joint contribution from lower mobility restrictions, expansionary economic policies and the temporary impact from pension funds withdrawals. In this environment, the GDP posted an annualized expansion of 27.7% in the 4Q20 (on a sequential base), after increasing by 22.8% in the 3Q20. Consequently, the activity improved its YoY rate to –0.4% in the 4Q20, from the –9.1% between July and September.

The recovery was driven by sectors related to private consumption. For instance, in the 4Q20, retail sales went up by 17.4% YoY, while durable goods rose by 29.4% in the same period. On the other hand, services remained sluggish due to the persistence of several sanitary restrictions.

The labor market had a recovery, but only at a gradual pace. Although the unemployment rate improved during the second half, from the peak of 13% in July to 10.3% in December, it remains above pre-pandemic levels. This steady recovery has been led by self-employment and informal jobs, suggesting a worse quality of employment. Nevertheless, the implementation of several economic policies reduced the labor market deterioration.

The CPI rose by 0.3% in December, increasing the YoY figure to 3.0% (from 2.7% the previous month). Therefore, inflation ended the year in the monetary policy target, as well as in 2019. In this environment, the Central Bank has maintained the interest rate at 0.5% since April and has mentioned the intention to keep it for a long time.

According to market consensus, analysts expect the GDP to grow 5.3% in 2021, after an expected decline of 6.0% last year. They also anticipated the interest rate will remain unchanged in 2021, with stable inflation (3.0%). These numbers confirm better perspectives for Chile relative to most Latin American countries.

Regarding the banking industry, total loans posted a 12-month real contraction of 0.3%. This figure was mainly associated with an annual decline of 16.2% in consumer loans given the constrained household spending during 2020 as a result of Covid19. However, in recent months an upward trend has been seen in origination of consumer loans. Instead, commercial loans grew 0.9% YoY partly explained by the activity in FOGAPE loans for SMEs and Middle Market. Lastly, mortgage loans increased 5.3% YoY.

As of Dec20, the industry posted a bottom line of Ch$1,243 Bn., representing a YoY decline of 1,397 Bn. (or -53% YoY). This result was mainly conducted by: (i) higher operating expenses by Ch$980 Bn. YoY due to a non-recurrent impairment reported by a local bank, (ii) an annual rise of Ch$765 Bn. in risk expenses due to higher credit risk and potential uncertainties in coming quarters derived from the Covid19 crisis that were covered by setting additional provisions, and (iii) a YoY reduction of Ch$39 Bn. in operating revenues. These effects were partly offset by lower income tax and other effects (+Ch$388 Bn.).

Operating Revenues

Operating Revenues
(In billions of Ch$)

	Quarters		Year End	
	4Q19	4Q20	Dec-19	Dec-20
Net Interest Income	365.3	350.3	1,369.4	1,313.0
Net Fees and Commissions	119.1	99.9	457.3	446.0
Net Financial Operating Income	24.9	-26.7	116.4	-11.5
Foreign Exchange Transactions	12.3	47.0	30.9	156.7
Other Operating Income	8.1	8.9	40.5	34.6
Total	**529.7**	**479.3**	**2,014.5**	**1,938.7**

Customer & Non Customer Income
(In billions of Ch$)



-9.5%
530
113
417
513
106
407
504
103
401
442
75
367
479
125
354
4Q19
1Q20
2Q20
3Q20
4Q20
Customer Income
Non-Customer Income

Operating Margin
Operating Revenues/Avg. Interest Earning Assets



6.18%
5.94%
5.36%
4.68%
4.96%
5.42%
5.14%
4.63%
4.25%
4.36%
BCH
Industry
4Q19
1Q20
2Q20
3Q20
4Q20

Operating revenues went down Ch$50.4 Bn., from Ch$529.7 Bn. in the 4Q19 to Ch$479.3 Bn. in the 4Q20. This result was highly influenced by a decline of Ch$63.3 Bn. in customer income while non-customer income posted a YoY advance of Ch$12.9 Bn. The main factors behind this behavior were:

- Income from loans decreasing Ch$26.0 Bn. YoY, highly influenced by trends seen in consumer loans such as 12.4% YoY decrease in average balances and, to a lesser extent, slightly lower lending spreads during the 4Q20. These changes were aligned with trends seen in the industry. These factors were partly offset by average balances of commercial and residential mortgage loans growing 10.4% and 2.8% YoY, respectively.
- Lower income from our USD hedging position by Ch$19.4 Bn., in line with the 9.2% Ch$ appreciation in the 4Q20, which compares to the 3.2% Ch$ depreciation in the 4Q19.
- A YoY reduction of Ch$19.2 Bn. YoY in fee income, mainly associated with: (i) an annual decline of Ch$11.8 Bn. in insurance brokerage explained by lower amount of written premiums mainly related to lower loan origination, (ii) a YoY dwindle of Ch$4.9 Bn. in fees from transactional services, as credit/debit card transactions plunged during the 4Q20 as a consequence of higher liquidity among customers, which was also reflected by an advance in fees from ATMs, and (iii) mutual funds fees contracting Ch$2.4 Bn. as its portfolio has been moving towards fixed-income securities, which offset the 18% increment in AUM.
- The contribution of DDAs to our funding decreased Ch$19.1 Bn. YoY as local and off-shore interest rates significantly dropped during the year driven by the dynamics caused by the pandemic. This factor overshadowed the 34% rise in DDAs when compared to the 4Q19.

These figures were counterbalanced by:

- Higher revenues from the treasury management by roughly Ch$15.5 Bn. given a favourable scenario for our ALM desk and positive results in CVA/DVA for derivatives as a consequence of reduced probabilities of default.
- An annual advance of Ch$14.4 Bn. YoY in the contribution of our UF net asset exposure. This figure was a consequence of the 1.26% UF variation in the 4Q20, figure that was higher than the 0.93% inflation seen in the 4Q19.

On a YTD basis, operating revenues decreased Ch$75.8 Bn. when compared to 2019, principally explained by customer income. The main explanatory factors were: (i) lower contribution of DDAs to our funding by Ch$50.1 Bn. due to an important decrease in both local and foreign interest rates, (ii) income from loans going down Ch$34.7 Bn. mainly caused by a sharp decrease in consumer loan balances, (iii) a YoY decline of Ch$22.4 Bn. in revenues from our USD hedging position given by a higher Ch$ appreciation in 2020, (iv) net financial income from subsidiaries falling Ch$12.5 Bn. YoY associated with our securities brokerage company caused by long-term interest rates movements and the excellent performance of 2019, (v) fee income decreasing Ch$11.3 Bn. YoY due to annual drops in transactional services, mutual funds and loan collection services that widely offset the YoY advance in insurance brokerage (strategic alliance), (vi) other operating income contracting Ch$6.0 Bn. YoY, and (vii) a decrease of Ch$2.2 Bn. in sales of credit portfolio. These effects were partly counterbalanced by: (i) higher results from treasury activities by approximately Ch$48.0 Bn. explained by the management of our Trading and AFS portfolios amid a scenario of decreasing interest rates, lower CVA/DVA charges and an advance in revenues from ALM related to the management of our main gaps, and (ii) positive results from the contribution of our UF position by Ch$9.6 Bn.

Loan Loss Provisions & Allowances

Loan Loss Provisions & Allowances
(In billions of Ch$)

	Quarters		Year End	
	4Q19	4Q20	Dec-19	Dec-20
Loan Loss Allowances				
Initial Allowances	**-655.6**	**-766.2**	**-607.1**	**-685.4**
Charge-offs	82.9	39.6	313.2	316.6
Sales of Loans	0.0	0.1	2.5	0.3
Provisions established, net	-112.8	-20.4	-394.1	-378.4
Final Allowances	**-685.4**	**-746.9**	**-685.4**	**-746.9**
Provisions Established	-112.8	-20.4	-394.1	-378.4
Prov. Financial Guarantees	0.3	2.2	-1.2	-19.1
Additional Provisions	0.0	-80.0	0.0	-107.0
Recoveries	11.0	13.0	48.0	41.8
Loan Loss Provisions	**-101.5**	**-85.2**	**-347.3**	**-462.7**

Credit Quality Ratios

	4Q19	4Q20	Dec-19	Dec-20
Allowances / Total loans	2.28%	2.41%	2.28%	2.41%
Allowances / Total Past Due	1.64x	2.49x	1.64x	2.49x
Provisions / Avg. Loans	1.37%	1.09%	1.21%	1.51%
Charge-offs / Avg. Loans	1.12%	0.51%	1.09%	1.03%
Total Past Due / Total Loans	1.39%	0.97%	1.39%	0.97%
Recoveries / Avg. Loans	0.15%	0.17%	0.17%	0.14%

Provisions / Average Loans



1.88%
1.67%
2.03%
1.81%
1.46%
1.51%
1.37%
1.66%
1.42%
1.09%
BCH
Industry
4Q19
1Q20
2Q20
3Q20
4Q20

Total Past Due / Total Loans



1.17%
1.92%
1.39%
2.00%
1.40%
2.07%
1.33%
2.06%
0.98%
1.87%
0.97%
1.64%
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
BCH
Industry

Loan loss provisions amounted to Ch$85.2 Bn. in the 4Q20, representing an annual decline of Ch$16.3 Bn. (or 16% YoY).

The main drivers explaining this behavior were:

- Lower credit expenses in retail banking by approximately Ch$102 Bn. YoY, mostly associated with lower YoY levels of NPLs which was a consequence of the effects of the social unrest in the 4Q19 and a decrease in delinquency during the 4Q20. This trend was partly backed by a set of government measures, such as the withdrawals from pension funds (Jul20 and Dec20) and the possibility of refinancing installments of mortgage and consumer loans provided by the bank to its customers. In addition, we also experienced a reduction in consumer loan balances in the 4Q20.
- Lower risk expenses from USD denominated loan loss allowances by Ch$14.4 Bn. as a consequence of a Ch$ appreciation of 9.2% in the 4Q20 which compares to the 3.2% Ch$ depreciation in the 4Q19.

These effects were counterbalanced by:

- The establishment of additional provisions by Ch$80 Bn. during the 4Q20 in order to anticipate potential effects of further deterioration in credit quality.
- Higher LLPs by nearly Ch$19 Bn. YoY related to the wholesale banking segment given the effects of the pandemic on the financial condition of some companies.

Based on the aforementioned, our LLPs to average loans reached 1.09% in the 4Q20, improving 28 bp. YoY. This figure positively compares to the 1.51% ratio posted by the industry this quarter.

On a YTD basis, our LLPs grew Ch$115.4 Bn. YoY by reaching Ch$462.7 Bn. as of Dec20. Thus, the overall increase was due to:

- Additional provisions by Ch$107 Bn. in 2020 with the purpose of anticipating potential effects that the pandemic and mobility restrictions may cause in credit risk.
- An annual increase of Ch$23.3 Bn. explained by loan growth (volume and mix effects), which is aligned with the 6.6% YoY increase in average loans as of Dec20. This effect was focused on the retail banking segment as revealed by the 7.5% growth in average loans and, more importantly, a 19.5% YoY increment in commercial loans (including FOGAPE loans).
- An increase in risk expenses by Ch$16.3 Bn. due to a net credit quality deterioration. This was a result of: (i) higher provisioning due to a weakened economic condition of some of our wholesale banking segment clients caused by the pandemic, particularly during the 1H20, and (ii) the recalibration of provisioning models aimed at incorporating information of the current context. These effects were offset by lower levels of delinquency when compared to 2019.

These effects were offset by: (i) a positive FX impact of Ch$16.5 Bn. on our USD-denominated loan losses allowances as a result of a strong Ch$ appreciation during the year when compared to 2019, and (ii) the adoption of a standardized group-based risk matrix for commercial loans and upgrades to credit risk models in 2019 by approximately Ch$15 Bn.

Operating Expenses

Operating Expenses
(In billions of Ch$)

	Quarters		Year End	
	4Q19	**4Q20**	**Dec-19**	**Dec-20**
Personnel expenses	-131.5	-137.7	-475.6	-457.2
Administrative expenses	-81.5	-68.4	-329.7	-318.9
Depreciation and Amort.	-18.7	-18.5	-70.5	-73.4
Impairments	-1.5	-0.8	-2.6	-1.7
Other Oper. Expenses	-3.6	-6.4	-32.6	-31.3
Total Oper. Expenses	**-236.7**	**-231.7**	**-911.0**	**-882.3**

Additional Information

Op. Exp. / Op. Rev.	44.7%	48.4%	45.2%	45.5%
Op. Exp. / Avg. Assets	2.3%	2.1%	2.4%	2.0%
Headcount (#)	13,562	13,134	13,562	13,134
Branches (#)	359	334	359	334

Efficiency Ratio
Operating Expenses/Operating Revenues



59.2%
51.1%
49.2%
46.0%
46.1%(1)
48.4%
47.2%
44.7%
42.9%
44.0%
BCH
Industry
4Q19
1Q20
2Q20
3Q20
4Q20

(1) Adjusted by the effect of Ch$809 Bn. in non-recurrent impairment losses reported by a local bank in June 2020.

Operating expenses amounted to Ch$231.7 Bn. in the 4Q20, denoting a YoY decline of Ch$5.0 Bn. The main factors behind this figure were:

- An annual decrease of Ch$8.2 Bn. in fixed-asset expenses mostly due to non-recurrent disbursements made during the 4Q19 in order to restore buildings, branches and ATMs that were vandalized during the social unrest that took place in Oct19.
- In the 4Q20 we continued to focus on improving our efficiency across the organization by developing IT projects while internalizing sales force services that were carried out by third parties earlier. These actions led to a drop in outsourced services by Ch$4.1 Bn.
- A YoY contraction of Ch$3.4 Bn. in expenses due to a set of external advisory that took place during 2019, mainly related to the efficiency program and the development of the new service model.
- OpEx falling Ch$1.8 Bn. YoY related to the non-recurrent fixed-asset impairments materialized during the 4Q19 as a consequence of the social unrest and territorial taxes.

These effects were partly counterbalanced by:

- Personnel expenses increasing Ch$6.2 Bn. when compared to the 4Q19. This figure was mainly the outcome of a Ch$5.6 Bn. YoY increment in severance payments given the organizational restructuring that we implemented by the beginning of 2021 in order to maintain our competitiveness across the industry in the current uncertain economic scenario.
- Other operating expenses expanding Ch$2.8 Bn. YoY mainly attributable to: (i) higher write-offs related to the new fraud law, and (ii) a lower YoY release of loan loss allowances on cross border loans. On the opposite, expenses related to assets received lieu of payment posted a YoY decline.
- An expansion of Ch$2.2 Bn. YoY related to the deployment of sanitization items and services in order to ensure the compliance of our internal sanitary guidelines amid the current health contingency, as some of our staff has returned to the office during the 4Q20.

Despite the decrease in operating expenses, our efficiency ratio increased from 44.7% in the 4Q19 to 48.4% in the 4Q20, which remained below the 59.2% industry's ratio.

On a YTD basis, operating expenses contracted Ch$28.7 Bn. (or 3.1%). This was a consequence of: (i) a YoY decline of Ch$12.1 Bn. in severance payments linked to a high basis for comparison given the organizational restructuring that started in 2019, (ii) outsourced services decreasing Ch$8.2 Bn. driven by the internalization of core developments and sales services aiming to improve efficiency, (iii) a YoY drop of Ch$6.4 Bn. in external advisory due to the same factors mentioned above, (iv) a cut of Ch$5.0 Bn. associated with repairs on fixed-assets in 4Q19, (v) lower personnel costs by Ch$4.6 Bn. aligned with the effects of the pandemic on variable compensation and other benefits, which was to some extent offset by a below-inflation increase in salaries reflecting the headcount decrease, (vi) marketing expenses falling Ch$4.2 due to cost effective marketing campaigns implemented in 2020, and (vii) a Ch$1.3 Bn. YoY decline in other operating expenses. These effects were counterbalanced by: (i) an annual growth of Ch$7.5 Bn. in IT expenses explained by internal projects deployed through 2020 such as the new FAN account and improvements to customers' websites, mobile apps and cybersecurity projects, (ii) higher expenses by Ch$6.4 Bn. due to sanitization measures, and (iii) depreciation and amortization increasing Ch$2.8 Bn.

Results by Business Segments


Income before Income Tax
Contribution by Business Segment (%)
4Q20
55.7%
20.3%
15.6%
8.3%
Retail Banking
Wholesale Banking
Treasury
Subsidiaries


Income before Income Tax
Change by Business Segment
(In billions of Ch$)
-17.8%
192
15
81
79
17
158
13
32
88
25
4Q19
4Q20
Treasury
Retail Banking
Wholesale Banking
Subsidiaries

In the fourth quarter our income before income taxes reached Ch$158 Bn., decreasing 17.8% as compared to the 4Q19. During this period, the Retail Banking Segment represented a 55.7% of our consolidated income before income tax, followed by Wholesale Banking Segment, representing 20.3%. In addition, Treasury and Subsidiaries contributed 15.6% and 8.3%, respectively. Main factors explaining this performance by segment were, as follows:

- The Retail Banking segment posted a YoY increase of Ch$9.1 Bn., mainly as a result of a decline of Ch$57 Bn. in risk expenses, explained by a high comparison basis (Oct19) and low levels of NPLs during the 4Q20 due to low loan growth in personnel banking products and special measures taken by the government and authorities to support individuals during the pandemic. However, this effect was counterbalanced by operating revenues, which registered a decrease of Ch$48.7 Bn. as a consequence of: (i) lower income from loans due to a reduction in consumer loans balances, (ii) lower contribution of demand deposits and, (iii) a decrease in income from fees and commissions.

- The Wholesale Banking segment income before income tax amounted to Ch$32.2 Bn. in the 4Q20, declining Ch$49.1 Bn., when compared to a year ago. The decrease was mainly explained by higher risk expenses to some extent explained by the allocation of part of additional provisions in this segment.

- Our Treasury reached a pre-tax income of Ch$24.7 Bn. in the 4Q20, completing a very positive year. The figure achieved during the quarter denotes a Ch$7.7 Bn. YoY rise when compared to the 4Q19. This positive change was mainly caused by a reduction in charges of CVA/DVA during the quarter in conjunction with higher income from the management of our AFS portfolio.

- Finally, Subsidiaries posted a YoY decrease of Ch$2.1 Bn. in income before income tax by recording a bottom line of Ch$13.2 Bn. in the 4Q20. The annual change was mainly conducted by Mutual Funds subsidiary, mainly as a consequence of portfolio rebalancing towards fixed-income securities (which bear lower margins), which offset the 18% increment in AUM.

Loan Portfolio



Loans by Segment
(In Billions of Ch$ and %)
3.1%
-1.2%
30,019
31,308
30,937
-5.2%
+1.2%
Wholesale
Retail
10,864
11,672
11,064
19,155
19,636
19,873
36%
64%
4Q19
3Q20
4Q20
Retail
Wholesale



Market Share in Loans(1)
17.2%
17.0%
17.0%(2)
17.1%(2)
17.1%(2)
17.3%(2)
16.8%
16.5%
16.4%
16.3%
16.5%
16.3%(2)
16.1%(2)
16.6%(2)
16.6%(2)
16.0%
15.9%
15.6%
16.5%
16.7%
4Q19
1Q20
2Q20
3Q20
4Q20
Total Loans
Consumer Loans
Commercial loans
Mortgage loans

(1) Excluding operations of subsidiaries abroad.
(2) Market share in consumer and total loans are 17.3%, 17.3%, 17.4% and 17.5% in the 4Q19, 1Q20, 2Q20 and 3Q20, respectively, when adjusting by the effect of the acquisition of Santander Consumer Chile by Santander. By the same logic, market share in total loans are 16.6%, 16.4%, 16.1% and 16.6% in the 4Q19, 1Q20, 2Q20 and 3Q20, respectively.

Our total loan portfolio reached Ch$30,937 Bn. as of Dec20, representing a YoY advance of 3.1% when compared to a year earlier. Once again, the main explanatory factor behind this performance was the annual increment of 8.0% in commercial loans, backed by the contribution of the FOGAPE program for SMEs and Middle Market companies in 2020, most of them granted between the 2Q20 and the 3Q20. To a lesser degree, mortgage loans continued their steady growth seen in previous quarters by increasing 2.0% YoY and 1.8% QoQ, respectively. On the opposite, consumer loans were significantly affected through the year due to the impact that the pandemic has had on the economy, reflected on a 12.7% YoY contraction. However, a less restrictive credit offer and intensified market dynamism (according to the last credit survey released by the Central Bank), has caused the first QoQ improvement for this type of product since the 4Q19 (+1.3% QoQ annualized).

At a segment level, the Retail Banking segment reached Ch$19,873 Bn. as of Dec20, which reflects rises of 3.7% and 1.2% YoY and QoQ, respectively. This was a result of:

- A YoY rise of 20.2% in loans granted to SMEs, which —as seen in previous quarters— was mostly due to commercial loans growing 26.7% YoY as the main portion of Covid loans (FOGAPE) were focused on this segment. Having said that, the lower activity in this state-guaranteed loan program during the last months caused a QoQ slowdown in the 4Q20.
- Personal banking loans (including consumer finance) went down by 0.8% YoY during this quarter, but posted a QoQ upswing of 1.3%, or 4.7% annualized. The annual behavior was linked to the YoY decrease of 12.7% in consumer loans (caused by Covid19), figure that was partly counterbalanced by YoY increases in both commercial and residential mortgage loans by 11.0% and 1.9%, respectively. In turn, the QoQ increment was fostered by consumer loans that have been regaining some momentum since Sep20.

The Wholesale Banking segment went up to Ch$11,064 Bn. as of Dec20 from Ch$10,864 Bn. as of Dec19, which represents a 1.8% YoY advance. This figure was a consequence of:

- Middle Market rising Ch$298 Bn. (or 9.7%) on a YoY basis, mostly explained by commercial credits growing Ch$385 YoY. This was a result of lagged momentum due to the Covid loan program carried out during 2020. In contrast, total loans decreased 4.1% on a QoQ basis, mainly explained by a Ch$111 Bn. drop in Trade Finance (owing to FX trends) and a reduction of Ch$64 Bn. (or 2.7% QoQ) in commercial credits given a lower FOGAPE activity during the 4Q20.
- Loans managed by other wholesale banking units decreasing 1.3% YoY during the 4Q20. This was driven by factoring loans and Trade Finance decreasing Ch$487 Bn. and Ch$256 Bn. YoY, respectively. These trends were largely counterbalanced by an increase in commercial credits. On a QoQ basis, lower liquidity needs from large companies and corporations caused a decline of Ch$464 Bn. in loan balances, mainly associated with commercial credits.

As of Dec20, we posted a market share of 16.6% in total loans, which is above the figure we achieved a year earlier (+10 bp.). This behavior was the consequence of consumer and commercial loans improving their stake by 30 and 70 bp. YoY, respectively, and mortgage loans decreasing to 16.3%, in line with our strategic pillars and the risk-return equation.

Funding & Capital

Demand Deposits to Loans Ratio
(As of Dec31, 2020)



49%
42%
37%
22%
Itaú
27%
39%

(1) Figures do not include operations of subsidiaries abroad.

Capital Adequacy Ratios: Market Positioning
(As of Nov30, 2020)



Itaú
15.60%
7.84%
14.66%
6.63%
13.13%
6.86%
13.25%
6.57%
12.87%
6.75%
14.28%
6.79%
BIS Ratio
Leverage Ratio

BCH Capital Adequacy Ratios



(47)bp
(30)bp
+127bp
+182bp
8.6%
8.1%
7.9%
7.6%
10.9%
12.2%
14.1%
16.0%
Dec-19
Dec-20
Shareholders Equity
Assets
Tier I (Basic Capital)
Assets
Tier I (Basic Capital)
RWA
(BIS Ratio) Total Capital
RWA

Funding Structure

The characteristics of the year have certainly influenced the composition of our funding. All the measures taken by economic and political authorities to assure liquidity for companies and people in the context of Covid19 have transformed our way to finance our balance sheet. In addition, a constrained balance sheet growth caused by a weakened demand contributed to a more conservative approach in terms of debt placements.

In summary, during the year we have experienced –as many other banking players– significant increases of 34% YoY and 4% QoQ in the 4Q20 in DDAs. This trend has been driven by:

- Local nominal interest rates hovering at historical lows due to monetary policy deployed by the Central Bank to overcome the Covid contingency. Low nominal interest rates –and negative real ones–discouraged depositors to taking time deposits while preferring liquidity by holding high demand deposits.
- The effect of two consecutive withdrawals from local pension funds by individuals and government support programs that have translated into money transfers to individuals.
- The launch of our FAN account that has already recruited around 170 thousand customers.
- Companies assuring their business continuity amid an uncertain scenario which led them to maintain liquidity buffers.

In this environment, we continue to lead the industry in checking account balances held by individuals, which is a more stable source of funding. By the end of 2020 we had a 27.1% market stake in this type of deposits. Also, when looking at the composition of our total DDAs, approximately 77% of our balances come from retail counterparties, demonstrating the quality of this type of funding.

On the other hand, we have benefited from the funding provided by the Central Bank in order to promote lending to companies and individuals low nominal interest rates. At this point we have raised approximately Ch$3,000 Bn. from the Central Bank.

As a result of the above, we have needed neither to raise long-term debt nor taken time deposits from institutional investors. However, we continue to be aware of potential market opportunities.

Capital Adequacy

Our equity amounted to Ch$3,726 Bn. in the 4Q20, representing a 5.6% YoY increase or Ch$198.0 Bn. This was the result of:

- Retention of Ch$242.5 Bn. with charge to our 2019 net income, including both the 30% capitalization of our net distributable earnings and the amount equivalent to the inflation effect on our shareholders' equity.
- A Ch$7.6 Bn. improvement in marking-to-market results on hedge accounting derivatives, mainly given a moderate increase in CLF interest rates in the 3Q20.
- These factors were partly offset by: (i) a net income decrease of Ch$49.7 Bn. YoY, once deducted the provision for minimum dividends, due to the effect of Covid on our bottom line, and (ii) a drop of Ch$2.2 Bn. in the accumulated OCI of AFS securities.

The increase in equity combined with the moderate growth in our balance sheet as a result of the Covid slump, translated into YoY advances of 127 and 182 bp. in our Tier 1 and BIS ratios (on RWA) posted, respectively, by reaching 12.2% and 16.0% in the 4Q20.

Consolidated Statement of Income

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

	Quarters				% Change		Year Ended			% Change
	4Q19 MCh$	3Q20 MCh$	4Q20 MCh$	4Q20 MUS$	4Q20/4Q19	4Q20/3Q20	Dec-19 MCh$	Dec-20 MCh$	Dec-20 MUS$	Dec-20/Dec-19
Interest revenue and expense										
Interest revenue	570,243	360,567	517,401	726.8	(9.3) %	43.5 %	2,111,645	1,873,019	2,631.0	(11.3) %
Interest expense	(204,961)	(71,724)	(167,127)	(234.8)	(18.5) %	133.0 %	(742,270)	(560,007)	(786.6)	(24.6) %
Net interest income	**365,282**	**288,843**	**350,274**	**492.0**	**(4.1) %**	**21.3 %**	**1,369,375**	**1,313,012**	**1,844.4**	**(4.1) %**
Fees and commissions										
Income from fees and commissions	154,257	129,226	134,319	188.7	(12.9) %	3.9 %	589,172	562,146	789.6	(4.6) %
Expenses from fees and commissions	(35,201)	(25,135)	(34,421)	(48.4)	(2.2) %	36.9 %	(131,870)	(116,178)	(163.2)	(11.9) %
Net fees and commissions income	**119,056**	**104,091**	**99,898**	**140.3**	**(16.1) %**	**(4.0) %**	**457,302**	**445,968**	**626.4**	**(2.5) %**
Net Financial Operating Income	**24,930**	**(4,529)**	**(26,722)**	**(37.5)**	**-**	**490.0 %**	**116,409**	**(11,458)**	**(16.1)**	**-**
Foreign exchange transactions, net	**12,324**	**44,484**	**46,985**	**66.0**	**281.2 %**	**5.6 %**	**30,886**	**156,662**	**220.1**	**407.2 %**
Other operating income	**8,103**	**9,437**	**8,880**	**12.5**	**9.6 %**	**(5.9) %**	**40,548**	**34,559**	**48.5**	**(14.8) %**
Total Operating Revenues	**529,695**	**442,326**	**479,315**	**673.3**	**(9.5) %**	**8.4 %**	**2,014,520**	**1,938,743**	**2,723.3**	**(3.8) %**
Provisions for loan losses	(101,467)	(112,543)	(85,169)	(119.6)	**(16.1) %**	**(24.3) %**	(347,274)	(462,680)	(649.9)	**33.2 %**
Operating revenues, net of provisions for loan losses	**428,228**	**329,783**	**394,146**	**553.7**	**(8.0) %**	**19.5 %**	**1,667,246**	**1,476,063**	**2,073.4**	**(11.5) %**
Operating expenses										
Personnel expenses	(131,463)	(105,486)	(137,683)	(193.4)	4.7 %	30.5 %	(475,599)	(457,176)	(642.2)	(3.9) %
Administrative expenses	(81,474)	(78,561)	(68,400)	(96.1)	(16.0) %	(12.9) %	(329,705)	(318,881)	(447.9)	(3.3) %
Depreciation and amortization	(18,657)	(18,756)	(18,489)	(26.0)	(0.9) %	(1.4) %	(70,541)	(73,357)	(103.0)	4.0 %
Impairments	(1,532)	(15)	(779)	(1.1)	(49.2) %	5,093.3 %	(2,555)	(1,661)	(2.3)	(35.0) %
Other operating expenses	(3,575)	(5,955)	(6,381)	(9.0)	78.5 %	7.2 %	(32,604)	(31,256)	(43.9)	(4.1) %
Total operating expenses	**(236,701)**	**(208,773)**	**(231,732)**	**(325.5)**	**(2.1) %**	**11.0 %**	**(911,004)**	**(882,331)**	**(1,239.4)**	**(3.1) %**
Net operating income	**191,527**	**121,010**	**162,414**	**228.1**	**(15.2) %**	**34.2 %**	**756,242**	**593,732**	**834.0**	**(21.5) %**
Income attributable to affiliates	956	(1,967)	(4,269)	(6.0)	-	117.0 %	6,450	(4,661)	(6.5)	-
Income before income tax	**192,483**	**119,043**	**158,145**	**222.1**	**(17.8) %**	**32.8 %**	**762,692**	**589,071**	**827.5**	**(22.8) %**
Income tax	(45,337)	(30,804)	(31,860)	(44.8)	**(29.7) %**	**3.4 %**	(169,683)	(125,962)	(176.9)	**(25.8) %**
Net Income for the period	**147,146**	**88,239**	**126,285**	**177.4**	**(14.2) %**	**43.1 %**	**593,009**	**463,109**	**650.5**	**(21.9) %**
Non-Controlling interest	1	1	-	-	**(100.0) %**	**(100.0) %**	1	1	-	-
Net Income attributable to bank's owners	**147,145**	**88,238**	**126,285**	**177.4**	**(14.2) %**	**43.1 %**	**593,008**	**463,108**	**650.5**	**(21.9) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 711.9 per US$1.00 as of December 31, 2020. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Selected Financial Information

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

ASSETS	Dec-19 MCh$	Sep-20 MCh$	Dec-20 MCh$	Dec-20 MUS$	% Change Dec-20/Dec-19	% Change Dec-20/Sep-20
Cash and due from banks	2,392,166	2,134,787	2,560,216	3,596.3	7.0 %	19.9 %
Transactions in the course of collection	584,672	490,166	582,308	818.0	(0.4) %	18.8 %
Financial Assets held-for-trading	1,872,355	4,021,785	4,666,156	6,554.5	149.2 %	16.0 %
Receivables from repurchase agreements and security borrowings	142,329	57,572	76,407	107.3	(46.3) %	32.7 %
Derivate instruments	2,786,215	2,985,428	2,618,004	3,677.5	(6.0) %	(12.3) %
Loans and advances to Banks	1,139,433	2,410,953	2,938,991	4,128.4	157.9 %	21.9 %
Loans to customers, net						
Commercial loans	16,284,109	18,144,967	17,593,039	24,712.8	8.0 %	(3.0) %
Residential mortgage loans	9,203,061	9,221,258	9,388,654	13,188.2	2.0 %	1.8 %
Consumer loans	4,532,300	3,942,083	3,955,275	5,555.9	(12.7) %	0.3 %
Loans to customers	**30,019,470**	**31,308,308**	**30,936,968**	**43,456.9**	**3.1 %**	**(1.2) %**
Allowances for loan losses	(685,418)	(766,224)	(746,910)	(1,049.2)	9.0 %	(2.5) %
Total loans to customers, net	**29,334,052**	**30,542,084**	**30,190,058**	**42,407.7**	**2.9 %**	**(1.2) %**
Financial Assets Available-for-Sale	1,357,846	1,266,087	1,060,523	1,489.7	(21.9) %	(16.2) %
Financial Assets Held-to-maturity	-	-	-	-	-	-
Investments in other companies	50,758	48,984	44,649	62.7	(12.0) %	(8.8) %
Intangible assets	58,307	60,093	60,701	85.3	4.1 %	1.0 %
Property and Equipment	220,262	218,147	217,928	306.1	(1.1) %	(0.1) %
Leased assets	150,665	128,974	118,829	166.9	(21.1) %	(7.9) %
Current tax assets	357	25,028	22,949	32.2	6,328.3 %	(8.3) %
Deferred tax assets	320,948	333,333	357,945	502.8	11.5 %	7.4 %
Other assets	862,968	606,452	579,467	814.0	(32.9) %	(4.4) %
Total Assets	**41,273,333**	**45,329,873**	**46,095,131**	**64,749.4**	**11.7 %**	**1.7 %**

LIABILITIES & EQUITY	Dec-19 MCh$	Sep-20 MCh$	Dec-20 MCh$	Dec-20 MUS$	% Change Dec-20/Dec-19	% Change Dec-20/Sep-20
Liabilities						
Current accounts and other demand deposits	11,326,133	14,518,325	15,167,229	21,305.3	33.9 %	4.5 %
Transactions in the course of payment	352,121	1,010,028	1,302,000	1,828.9	269.8 %	28.9 %
Payables from repurchase agreements and security lending	308,734	284,917	288,917	405.8	(6.4) %	1.4 %
Saving accounts and time deposits	10,856,618	8,854,870	8,899,541	12,501.1	(18.0) %	0.5 %
Derivate instruments	2,818,121	3,120,577	2,841,756	3,991.8	0.8 %	(8.9) %
Borrowings from financial institutions	1,563,277	3,869,391	3,669,753	5,154.9	134.7 %	(5.2) %
Debt issued	8,813,414	8,709,673	8,593,595	12,071.4	(2.5) %	(1.3) %
Other financial obligations	156,229	100,395	191,713	269.3	22.7 %	91.0 %
Lease liabilities	146,013	125,223	115,017	161.6	(21.2) %	(8.2) %
Current tax liabilities	76,289	456	311	0.4	(99.6) %	(31.8) %
Deferred tax liabilities	-	-	-	-	-	-
Provisions	684,663	590,953	733,911	1,030.9	7.2 %	24.2 %
Other liabilities	643,498	513,597	565,120	793.8	(12.2) %	10.0 %
Total liabilities	**37,745,110**	**41,698,405**	**42,368,863**	**59,515.2**	**12.2 %**	**1.6 %**
Equity of the Bank's owners						
Capital	2,418,833	2,418,833	2,418,833	3,397.7	0.0 %	0.0 %
Reserves	703,272	703,206	703,206	987.8	(0.0) %	0.0 %
Other comprehensive income	(56,601)	(70,085)	(51,250)	(72.0)	(9.5) %	(26.9) %
Retained earnings from previous periods	170,171	412,641	412,641	579.6	142.5 %	0.0 %
Income for the period	593,008	336,823	463,108	650.5	(21.9) %	37.5 %
Provisions for minimum dividends	(300,461)	(169,951)	(220,271)	(309.4)	(26.7) %	29.6 %
Non-Controlling Interest	1	1	1	-	0.0 %	0.0 %
Total equity	**3,528,223**	**3,631,468**	**3,726,268**	**5,234.3**	**5.6 %**	**2.6 %**
Total Liabilities & Equity	**41,273,333**	**45,329,873**	**46,095,131**	**64,749.4**	**11.7 %**	**1.7 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 711.9 per US$1.00 as of December 31, 2020. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Selected Financial Information

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

Key Performance Ratios	Quarter			Year Ended		
	4Q19	3Q20	4Q20	Dec-19	Sep-20	Dec-20
Earnings per Share (1) (2)						
Net income per Share (Ch$)	1.46	0.87	1.25	5.87	3.33	4.58
Net income per ADS (Ch$)	291.33	174.70	250.03	1,174.07	666.86	916.89
Net income per ADS (US$)	0.39	0.22	0.35	1.56	0.85	1.29
Book value per Share (Ch$)	34.93	35.95	36.89	34.93	35.95	36.89
Shares outstanding (Millions)	101,017	101,017	101,017	101,017	101,017	101,017
Profitability Ratios (3)(4)						
Net Interest Margin	4.26%	3.05%	3.62%	4.17%	3.50%	3.53%
Net Financial Margin	4.70%	3.48%	3.83%	4.62%	3.96%	3.92%
Fees & Comm. / Avg. Interest Earnings Assets	1.39%	1.10%	1.03%	1.39%	1.26%	1.20%
Operating Revs. / Avg. Interest Earnings Assets	6.18%	4.68%	4.96%	6.13%	5.31%	5.22%
Return on Average Total Assets	1.43%	0.79%	1.13%	1.57%	1.01%	1.04%
Return on Average Equity	16.94%	9.79%	13.70%	17.49%	12.77%	13.01%
Capital Ratios						
Equity / Total Assets	8.55%	8.01%	8.08%	8.55%	8.01%	8.08%
Tier I (Basic Capital) / Total Assets	7.94%	7.56%	7.64%	7.94%	7.56%	7.64%
Tier I (Basic Capital) / Risk-Weighted Assets	10.92%	11.59%	12.19%	10.92%	11.59%	12.19%
Total Capital / Risk- Weighted Assets	14.14%	14.98%	15.96%	14.14%	14.98%	15.96%
Credit Quality Ratios						
Total Past Due / Total Loans to Customers	1.39%	0.98%	0.97%	1.39%	0.98%	0.97%
Allowance for Loan Losses / Total Past Due	163.67%	251.00%	249.46%	163.67%	251.00%	249.46%
Impaired Loans / Total Loans to Customers	2.95%	4.11%	3.88%	2.95%	4.11%	3.88%
Loan Loss Allowances / Impaired Loans	77.37%	59.52%	62.22%	77.37%	59.52%	62.22%
Loan Loss Allowances / Total Loans to Customers	2.28%	2.45%	2.41%	2.28%	2.45%	2.41%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.37%	1.46%	1.09%	1.21%	1.65%	1.51%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	44.69%	47.20%	48.35%	45.22%	44.58%	45.51%
Operating Expenses / Average Total Assets (3) (4)	2.30%	1.86%	2.07%	2.41%	1.95%	1.98%
Balance Sheet Data (1)(3)						
Avg. Interest Earnings Assets (million Ch$)	34,259,953	37,831,844	38,684,051	32,848,933	36,667,800	37,171,863
Avg. Assets (million Ch$)	41,076,701	44,793,380	44,863,343	37,864,558	44,395,250	44,512,273
Avg. Equity (million Ch$)	3,474,362	3,604,924	3,687,804	3,391,073	3,517,723	3,560,244
Avg. Loans to Customers (million Ch$)	29,705,551	30,911,720	31,222,172	28,739,558	30,555,285	30,722,007
Avg. Interest Bearing Liabilities (million Ch$)	21,907,073	22,276,803	21,671,828	20,745,554	22,678,963	22,427,179
Risk-Weighted Assets (Million Ch$)	32,307,336	31,340,664	30,566,574	32,307,336	31,340,664	30,566,574
Additional Data						
Exchange rate (Ch$/US$)	751.88	784.31	711.90	751.88	784.31	711.90
Employees (#)	13,562	13,325	13,134	13,562	13,325	13,134
Branches (#)	359	335	334	359	335	334

Notes

(1) Figures are expressed in nominal Chilean pesos.
(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) Ratios consider daily average balances.
(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 711.9 per US$1.00 as of December 31, 2020. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Summary of differences between Chile GAAP and IFRS

The most significant differences are as follows:

- Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.
- Allowances for loan losses are calculated based on specific guidelines set by the Financial Market Commission based on an expected losses approach. Under IFRS 9 “Financial instruments” allowances for loan losses should be calculated on a discounted basis under the “expected credit loss” model that focuses on the risk that an asset will default rather than whether a loss has actually been incurred or not.
- Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Financial Market Commission. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired.
- Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Financial Market Commission. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward - Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

- changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
- changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
- unexpected developments in certain existing litigation;
- increased costs;
- unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Contacts

Pablo Mejia
Head of Investor Relations
Investor Relations | Banco de Chile
☎ (56-2) 2653.3554
pmejiar@bancochile.cl

Daniel Galarce
Head of Financial Control
Financial Control Area | Banco de Chile
☎ (56-2) 2653.0667
dgalarce@bancochile.cl